UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

19 June 2009

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 8, North Tower

Telecom House

68 Jervois Quay

Wellington

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     [ x ]  Form 20-F    [    ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     [    ]  Yes    [ x ]  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

This report on Form 6-K contains the following:

1.	Telecom Quarter 3 Shareholder Review.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date:19 June 2009	By:	/s/ Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary

further.faster.

QUARTERLY REPORT

FOR THE PERIOD ENDED 31 MARCH 2009

Telecom

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

INTRODUCTION

CEO’s report

Paul Reynolds Chief Executive

Dear shareholder

It has been another quarter of substantial delivery for shareholders and customers. Telecom has again improved its market competitiveness through a continued focus on customer service and experience, better product offerings and improved reliability.

We have again met a demanding set of Crown Undertakings and all key capital investment programme deliveries remain on track.

Financial performance, in terms of adjusted earnings before interest, taxation, depreciation and amortisation (EBITDA), and the other key areas of capital expenditure and Net Earnings have been delivered within guidance.

We have made significant progress against our strategic direction to be number one in broadband, mobile and ICT.

Undoubtedly, the highlight for the quarter was the progress made in preparing our world class XT Mobile Network for launch at the end of May. This is fantastic news for New Zealanders who will be able to take advantage of fast, 3G mobile services in 97% of places where they work and live. The XT Mobile Network will be faster in more places in New Zealand and offers international roaming to more than 210 countries overseas.

We have secured an exciting range of devices and will complement these with innovative new applications and content, simplified voice and data pricing plans and new retail stores. In keeping with Telecom’s promise to put customers at our heart, we have focused on and invested in an improved sales and service experience for our customers, including online capabilities.

Launching of the XT Mobile Network will be a major focus for us in Q4.

QUARTERLY REPORT

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

I am pleased to report that Telecom Retail secured 57% of New Zealand’s new broadband customers during the quarter, which demonstrates the success of our new bundled calling and broadband products as well as our continued focus on excellent customer service experience.

The fibre-to-the-node (FTTN) programme has continued to track well ahead of schedule, with 483 cabinets installed by the end of March. We’re now delivering fibre-based broadband to more than 50,000 customers, through one of the world’s most extensive FTTN plans, and this number will increase rapidly in coming quarters.

The FTTN rollout underscores Telecom’s principled commitment to getting ultra-fast broadband to more New Zealanders. We have also submitted constructive proposals to Government on its ultra-fast broadband plans that we believe will deliver even faster and more effectively for New Zealand.

In ICT, the Gen-i business has seen its focus on cost control and delivery of efficient, platform-based solutions pay off in terms of improved operating margins. The prevailing difficult economic conditions are driving large organisations to focus on cost and business transformation programmes and Gen-is very well placed to deliver professional solutions to support these goals. We therefore continue to see strong revenue growth in this business.

The remainder of this financial year will see Telecom continue to focus on customer satisfaction, which will be a pre-requisite for sales success in an increasingly competitive market. This will be complemented by cost reduction through improved information systems and network efficiencies. We will also start to implement initiatives from our Right First Time programme, which aims to deliver improved customer experience and lower costs by reducing rework.

These are exciting times for your company!

FOR THE PERIOD ENDED 31 MARCH 2009 1

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

PERFORMANCE

Overview of group results

A breakdown of reported Group results, prior to any removal of adjusting items, is shown in the table below.

(DOLLARS IN MILLIONS)

Operating revenues and other gains

Local service1

Calling1

Interconnection

Mobile2

Data

Broadband and internet

IT services

Resale1

Other operating revenue

Other gains2

Operating expenses

Labour

Intercarrier costs 3

Asset impairments4

Other operating expenses3

EBITDA

Depreciation

Amortisation

Depreciation and amortisation

Earnings before interest and tax

Net finance expense

Share of associates’ losses

Earnings before tax

Income tax expense

Net earnings

1 Following a review of the integration of PowerTel’s results into AAPT, a reclassification from local service revenue to calling and resale revenue has been made in the comparative periods presented.

2 In July 2007, Telecom sold its Australian mobile customer base resulting in a gain of $7 million. In the prior year’s results this gain was included in mobile revenue, but has now been reclassified to reflect it as a gain.

2 QUARTERLY REPORT

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

NINE MONTHS ENDED 31 MARCH			QUARTER ENDED 31 MARCH		
2009 $M	2008 $M	CHANGE %	2009 $M	2008 $M	CHANGE %
786	796	(1.3)	259	264	(1.9)
953	977	(2.5)	312	320	(2.5)
136	133	2.3	45	43	4.7
590	633	(6.8)	191	207	(7.7)
489	478	2.3	163	155	5.2
439	403	8.9	149	137	8.8
344	300	14.7	108	102	5.9
254	279	(9.0)	81	88	(8.0)
245	208	17.8	91	71	28.2
-	7	NM	-	-	-
4,236	**4,214**	**0.5**	**1,399**	**1,387**	**0.9**
682	653	4.4	214	216	(0.9)
953	943	1.1	315	314	0.3
101	-	NM	-	-	NM
1,239	1,214	2.1	392	388	1.0
2,975	**2,810**	**5.9**	**921**	**918**	**0.3**
1,261	**1,404**	**(10.2)**	**478**	**469**	**1.9**
487	416	17.1	164	145	13.1
169	135	25.2	57	45	26.7
656	551	19.1	221	190	16.3
605	**853**	**(29.1)**	**257**	**279**	**(7.9)**
(149)	(107)	39.3	(53)	(45)	17.8
-	(2)	NM	-	(1)	-
456	**744**	**(38.7)**	**204**	**233**	**(12.4)**
(134)	(207)	(35.3)	(45)	(93)	(51.6)
322	**537**	**(40.0)**	**159**	**140**	**13.6**

3 Includes the impact of a $12 million reclassification between intercarrier costs and other operating expenses relating to prior quarters of FY08.

4 Asset impairments relate to the write-off of PowerTel goodwill and certain New Zealand mobile equipment.

FOR THE PERIOD ENDED 31 MARCH 2009 3

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

Update from investor day

On 28 May Telecom held its annual investor day. At this event CEO Paul Reynolds provided an update on Telecom’s five-year strategy to deliver long run shareholder value.

Some of the highlights from the first year of this strategy include: improvements in customer service, with broadband now 27% better than the UK significant improvements in staff engagement and public perception meeting of all operational separation Undertakings our financial performance continues to be on track to deliver turnaround in earnings.

Highlights for the nine months ended 31 March 2009

Record level of capital investment – up 50% from the nine months to 31 March 2008. $559 million spent on transformation and regulation and $389 million spent on business-sustaining programmes. Our new XT Mobile Network build completed for launch by the end of May 2009.

We delivered all of our Q3 Operational Separation Undertakings. Year-to-date revenue growth of 0.5% driven by data, broadband and IT services.

Southern Cross dividends of $79 million in the nine months to

31 March 2009 ($40 million in Q3 FY09).

Total number of broadband connections (Retail, Gen-i and Wholesale) up 101,000 connections to 815,000 connections since March 2008.

4 QUARTERLY REPORT

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

Business unit performance

This is the third quarter of reporting Telecom's results based on its new organisational structure. Telecom's business units comprise Chorus, Retail, Wholesale & International, Gen-i, and AAPT supported by a Corporate unit and a Technology and Shared Services unit ('T&SS').

The results by business unit incorporate internal trading, as required by the *Undertakings*.

An analysis of revenue and adjusted EBITDA by business unit is set out below.

	REVENUE NINE MONTHS ENDED 31 MARCH			ADJUSTED EBITDA NINE MONTHS ENDED 31 MARCH		
	2009 $M	2008 $M	CHANGE %	2009 $M	2008 $M	CHANGE %
Chorus	586	582	0.7	413	442	(6.6)
Wholesale & International	937	820	14.3	340	330	3.0
Retail	1,490	1,593	(6.5)	568	622	(8.7)
Gen-i	1,120	1,074	4.3	362	368	(1.6)
AAPT	896	949	(5.6)	60	64	(6.3)
T&SS	36	28	28.6	(378)	(385)	1.8
Corporate	89	68	30.9	(3)	(37)	NM
Eliminations	(918)	(900)	2.0	-	-	-
	4,236	4,214	0.5	1,362	1,404	(3.0)

The results by business unit are further presented in the commentary that follows.

FOR THE PERIOD ENDED 31 MARCH 2009 5

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

Chorus A Telecom New Zealand Business

Mark Ratcliffe Chorus CEO

CHORUS

Progress has continued in our fibre-to-the-node programme, with 23% of broadband users now able to experience speeds of up to 10-20mbps.

UCLL has also continued to grow, a total of 49 exchanges had been unbundled, and three customers had launched UCLL-based services as at 31 March 2009.

There are now more than 30,000 customers connected through unbundled exchanges.

In addition, our rollout of fibre to XT Mobile Network sites is ahead of plan and will continue throughout the next quarter.

Chorus is currently in the process of renegotiating its contracts with outsourced field services providers.

QUARTERLY REPORT 6

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

Key financials

EBITDA was down 4% to $140 million in Q3 when compared to the equivalent quarter in the prior year.

Operating revenue and other gains increased to $196 million in Q3 when compared to prior comparative periods. This is principally due to the sale to external customers of UCLL and co-location services. There were no UCLL products or services on offer externally in Q3 FY08.

Other operating revenue increased by $8 million in nine months FY09, of which $3 million resulted from the launch of UCLL co-location and backhaul services and the balance was due to increased activity from traditional products.

Chorus’ internal revenue decreased by $1 million in Q3 to $187 million as access lines shift from Retail and Wholesale to external customers and the internal revenues are replaced with external UCLL revenues.

Labour expenses increased by $2 million in Q3 when compared to the prior comparative period. This increase was driven by the growth in full time employees, due to the establishment of Chorus as a stand-alone business unit to deliver on the Undertakings and to scale up to deliver new regulated products associated with the unbundling of the local loop. An increase in project-related contractors and labour has also impacted this total.

Other operating expenses of $155 million in nine months FY09 have increased by $6 million in Q3 FY09 due to increases in maintenance and provisioning activities and costs, as well as higher electricity and accommodation costs.

FOR THE PERIOD ENDED 31 MARCH 2009 7

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

Telecom Wholesale

Matt Crockett Telecom Wholesale & International CEO

WHOLESALE & INTERNATIONAL

Telecom Wholesale launched competitive PSTN and UBA pricing in response to UCLL competition, and saw a modest rebound in overall broadband category growth, and Wholesale’s share of growth during the quarter.

The VDSL2 pilot will be a focus in Q4. VDSL2 delivers broadband at speeds of up to 50mbps, which enables streaming of multiple high definition channels and interactive video and gaming.

Other plans for the final quarter of the year include delivering ongoing competitive offers, and the development of international internet and voice deals.

Key financials

EBITDA in Q3 increased 7% to $118 million when compared to the equivalent quarter in the prior year.

Revenues increased by $37 million in Q3 FY09 to $318 million. Increases in local service, calling, data and broadband were partially offset by declines in interconnection and other operating revenues.

Local service revenues increased by $9 million in Q3 FY09 to $40 million. These increases reflect the growth in Wholesale’s fixed access connections base. Calling revenues increased by $14 million in Q3. These increases were primarily attributable to higher calling volumes and the favourable impact of the weakening New Zealand dollar (NZD) on United States dollar (USD)-denominated International revenue.

Interconnection revenues decreased by $2 million in nine months FY09 to $101 million, primarily as a result of the decrease in New Zealand mobile termination rates. These revenues, however, grew by $1 million in Q3 as a result of higher minutes, partially offset by the aforementioned decline in termination rates.

Data revenue increased by $4 million in Q3 due to business growth and the addition of new customers to Wholesale.

Broadband and internet service revenues grew by $3 million in Q3 to $20 million. These increases were due to the growth in Wholesale’s external customer demand, partially offset by adverse pricing changes.

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INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

Wholesale & International’s operating expenses increased by $29 million in Q3 to $200 million. All expense lines were higher when compared to the prior corresponding periods.

Labour costs increased by $3 million in Q3 to $14 million. These increases were due to project planning and delivery activities carried out by contractors working on Wholesale’s Undertakings and by the adverse impact of the weakening NZD on USD-denominated International payroll costs.

Intercarrier costs increased by $11 million in Q3 to $132 million. This was primarily attributable to higher volumes and the effect of the weakening NZD against the USD-denominated payments to international carriers.

Other operating costs increased by $3 million in Q3 to $10 million. These increases reflect additional project expenditure incurred in relation to operational separation and the effects of the increase in staff numbers.

FOR THE PERIOD ENDED 31 MARCH 2009 9

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

Connecting New Zealanders Telecom

Alan Gourdie Telecom Retail CEO

RETAIL

Q3 has seen significant improvements in customer perception, along with a second consecutive quarter of reduced consumer churn in calling and access. However, business churn remains high.

Telecom Retail improved its share of net broadband connection growth to 57%, consistent with its market share. A new bundled offer, TotalHome Lite, was launched to complement excellent sales of the calling and broadband bundle, TotalHome, which was launched in Q2.

The final quarter of the year will see a massive focus on the launch of our XT Mobile Network.

Key financials

EBITDA was down 9% in Q3 to $197 million when compared to the equivalent quarter in the prior year.

Retail’s operating revenue decreased by $36 million in Q3 to $488 million. The increase in broadband and internet revenue was offset by declines in most other revenue lines.

Broadband and internet revenue increased by $13 million to $205 million in nine nonths FY09, principally due to the success of promotional activity. The net number of Retail broadband connections increased by 19,000 during Q3.

Calling and local service revenue declined by $38 million each in nine nonths FY09 due to the effects of reductions in access lines and call minutes, subscription pricing plans and strong competition, partially offset by higher prices in local access. The number of Retail access lines at 31 March 2009 decreased resulting in a decline in domestic and international outwards call minutes.

Mobile revenues declined by $14 million in Q3 due to lower average pricing, including the impact from current half price roaming offers, and the reduction of Australian roaming revenues following the closure by Telstra of its CDMA network in Q4 FY08.

10 QUARTERLY REPORT

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

Mobile data revenues for Retail have also decreased and other Mobile revenues reduced as customers delay device upgrades pending the launch of our new XT Mobile Network.

The number of mobile connections increased by 75,000 in nine months FY09 to 2,252,000 in total. Of the 2,252,000 connections at 31 March 2009, 871,000 were post-paid and 1,381,000 were pre-paid.

Labour costs decreased by $1 million in Q3 FY09 when compared to Q3 FY08 due to cost reduction measures more than offsetting the effects of salary increases.

Other operating expenses reduced by $15 million in Q3. The reduction was a result of lower mobile handset cost of sales (due to delays in upgrades as noted above) and lower selling expenses.

FOR THE PERIOD ENDED 31 MARCH 2009 11

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

Chris Quin Gen-i CEO

gen-i

GEN-i

This quarter saw $205 million more in client contracts signed, bringing the total for the financial year so far to $742 million.

We have seen improved margins in the IT solutions component of our Gen-i business as economic conditions drive large organisations to focus on cost and business transformation programmes, which Gen-i is well placed to support.

Key financials

EBITDA increased 3% to $125 million in Q3 when compared to the equivalent quarter in the prior year.

Telecommunications solutions

Traditional voice revenues continued to reduce in line with industry trends as increased competition, regulation and technology drove down pricing, with local service revenues down $2 million and a calling revenue decrease of $3 million, when compared to Q3 FY08.

Mobile revenue remained relatively flat, with lower unit prices for voice being offset by increased mobile connections and higher volumes. Data revenues of $94 million in the current quarter were largely unchanged despite price competition and the migration of certain customers to Wholesale.

Other operating revenue for nine months FY09 was up 4.8% to $66 million, reflecting significantly higher revenues in Australia partially offset by a reduction in New Zealand. The growth in the Australian other operating revenue was experienced in the mid-market sector and increased sales of telecommunications equipment. Revenue increases have also been positively influenced by foreign exchange rate movements.

12 QUARTERLY REPORT

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

Labour costs in Q3 increased by 7.3% to $44 million reflecting pay increases and increased Australian staff numbers to support the Australian revenue and earnings growth. Other operating expenses and intercarrier costs were stable during Q3 FY09 when compared to Q3 FY08.

Mobile cost of sales grew, reflecting higher volumes and higher average unit costs as more of Gen-i’s clients move to the use of PDA-type devices, which drive higher mobile data revenues.

IT solutions

IT solutions revenue grew by $10 million in Q3 as a result of the growth across procurement, professional services and IT services in both New Zealand and Australia, reflecting new customers contracted during FY08 and continued cross-selling to existing clients.

Overall operating expenses increased by 19.0% in nine months FY09 to support the revenue growth of 22.3%, where adjusted EBITDA as a percentage of sales increased.

Labour costs have increased by $16 million when compared to nine months FY08. This increase to $107 million reflects the increased staff numbers to deliver additional professional services and IT solutions outsourcing, resulting in an increase in revenues. Labour costs grew faster than staff numbers due to a changing mix in skill sets required and pay increases in the IT sector as Gen-i’s business grew.

Other adjusted operating expenses in nine months FY09 increased by 19.7% to $218 million ($2 million increase in Q3 FY09) due primarily to increased cost of sales driven by higher volumes in the procurement line of business.

FOR THE PERIOD ENDED 31 MARCH 2009 13

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

Paul Broad AAPT CEO AAPT

AAPT

AAPT’s new brand and website both launched this quarter, and we completed the re-pricing of consumer offers.

In addition, successful delivery of cost-reduction initiatives reduced operating and labour costs by 15% when compared to Q3 FY08.

Key financials

EBITDA was up 6% to A$19 million in Q3 when compared to the equivalent quarter in the prior year.

Operating revenue and other gains decreased in Q3 FY09 to A$238 million. The major driver of this decline was a 24% drop in consumer services, partially offset by consumer price realignments and growth in Wholesale.

Other gains of A$7 million in FY08 related to the one-off gain on sale of a mobile customer base.

Calling revenue decreased by A$12 million in Q3 to A$73 million, and resale revenue declined by A$36 million year-to-date and by A$11 million in Q3.

Labour costs of A$116 million decreased by A$9 million due to 10% lower staff numbers, partially offset by the move to bring network maintenance in-house, which has favourably impacted other operating expenses.

Other operating expenses of A$111 million in nine months FY09 reduced by A$19 million or 14.6% when compared to the prior comparative period. The reduction is driven by savings in outsourcing through the transition to an offshore call centre in Manila and no longer incurring Hyperbaric launch-related costs.

Further cost reductions were also achieved during Q3 FY09 due to reduced restructuring costs and bringing network maintenance in-house.

14 QUARTERLY REPORT

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

Dividend

Telecom has declared an ordinary dividend of 6 cents per share (cps) for the quarter ended 31 March 2009. Telecom has, subject to no adverse change in circumstances, committed to pay dividends of 6 cps per quarter for the 2009 and 2010 financial years.

Owing to insufficient credits in the imputation credit account, no imputation credits have been attached to this quarter’s dividend payment. Consequently, resident withholding tax has been deducted from dividend payments to resident shareholders.

Telecom has traditionally paid supplementary dividends to non-resident shareholders on a pro-rata basis to the level of imputation. Because no imputation credits are attached to this quarter’s dividend, no supplementary dividend has been paid to non-resident shareholders. We currently predict that dividends during the remainder of the 2009 financial year will also have no imputation credits and that dividends in the 2010 financial year will have partial imputation.

FOR THE PERIOD ENDED 31 MARCH 2009 15

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

Income statement

FOR THE NINE MONTHS ENDED 31 MARCH 2009

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

Operating revenues and other gains

Local service

Calling

Interconnection

Mobile

Data

Broadband and internet

IT services

Resale

Other operating revenue

Other gains

Operating expenses

Labour

Intercarrier costs

Asset impairments

Other operating expenses

Earnings before interest, taxation, depreciation and amortisation

Depreciation

Amortisation

Earnings before interest and taxation

Finance income

Finance expense

Share of associates’ losses

Earnings before income tax

Income tax expense

Net earnings for the period

Net earnings attributable to equity holders of the company

Net earnings attributable to minority interests

Basic net earnings per share (in cents)

Diluted net earnings per share (in cents)

Weighted average number of ordinary shares outstanding (in millions)

16 QUARTERLY REPORT

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

THREE MONTHS ENDED 31 MARCH		NINE MONTHS ENDED 31 MARCH		YEAR ENDED 30 JUNE
2009 UNAUDITED NZ$M	2008 UNAUDITED NZ$M	2009 UNAUDITED NZ$M	2008 UNAUDITED NZ$M	2008 AUDITED NZ$M
259	264	786	796	1,061
312	320	953	977	1,291
45	43	136	133	178
191	207	590	633	833
163	155	489	478	638
149	137	439	403	547
108	102	344	300	439
81	88	254	279	370
91	71	245	208	309
-	-	-	7	7
1,399	**1,387**	**4,236**	**4,214**	**5,673**
(214)	(216)	(682)	(653)	(886)
(315)	(314)	(953)	(943)	(1,243)
-	-	(101)	-	-
(392)	(388)	(1,239)	(1,214)	(1,653)
478	**469**	**1,261**	**1,404**	**1,891**
(164)	(145)	(487)	(416)	(574)
(57)	(45)	(169)	(135)	(187)
257	**279**	**605**	**853**	**1,130**
3	16	39	79	119
(56)	(61)	(188)	(186)	(271)
-	(1)	-	(2)	(3)
204	**233**	**456**	**744**	**975**
(45)	(93)	(134)	(207)	(262)
159	**140**	**322**	**537**	**713**
158	139	320	535	710
1	1	2	2	3
159	140	322	537	713
9¢	8¢	17¢	28¢	38¢
9¢	8¢	17¢	28¢	38¢
1,841	1,826	1,832	1,885	1,871

FOR THE PERIOD ENDED 31 MARCH 2009 17

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

Statement of changes in equity

FOR THE NINE MONTHS ENDED 31 MARCH 2009

	NINE MONTHS ENDED 31 MARCH		YEAR ENDED 30 JUNE
(DOLLARS IN MILLIONS)	2009 UNAUDITED NZ$M	2008 UNAUDITED NZ$M	2008 AUDITED NZ$M
Equity at the beginning of the period	**2,736**	**3,604**	**3,604**
Translation of foreign operations	19	62	103
Hedge of net investment	5	(32)	(70)
Revaluation of listed investments	4	9	(11)
Cash flow hedges	11	85	51
Total income recognised directly in equity	39	124	73
Net earnings for the period	322	537	713
Total recognised income and expenses	361	661	786
Dividends	(387)	(619)	(762)
Tax credit on supplementary dividends	19	68	85
Shares issued in lieu of dividends	47	172	195
Share cancellation	-	(43)	(65)
Issuances of shares under employee share schemes	6	6	6
Capital reduction	-	(1,113)	(1,113)
Equity at the end of the period	**2,782**	**2,736**	**2,736**
Total recognised income and expenses for the year is attributable to:			
Equity holders of the company	359	659	783
Minority interests	2	2	3
	361	**661**	**786**
Equity consists of:			
Contributed capital	1,351	1,297	1,297
Revaluation reserve	4	20	-
Foreign currency translation reserve	(9)	(36)	(33)
Hedge reserve	18	41	7
Deferred compensation	10	10	11
Retained earnings	1,402	1,398	1,447
Total equity attributable to equity holders of the company	2,776	2,730	2,729
Minority interests	6	6	7
Total equity	**2,782**	**2,736**	**2,736**

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Balance sheet

AS AT 31 MARCH 2009

	31 MARCH		30 JUNE
(DOLLARS IN MILLIONS)	2009 UNAUDITED NZ$M	2008 UNAUDITED NZ$M	2008 AUDITED NZ$M
ASSETS			
Current assets:			
Cash	303	453	779
Short-term investments	-	538	-
Short-term derivative assets	39	10	15
Receivables and prepayments	817	933	912
Taxation recoverable	16	69	93
Inventories	66	88	57
Total current assets	1,241	2,091	1,856
Non-current assets:			
Long-term investments	526	530	527
Long-term derivative assets	157	59	48
Intangibles	880	964	990
Property, plant and equipment	4,242	3,770	3,984
Total non-current assets	5,805	5,323	5,549
Total assets	**7,046**	**7,414**	**7,405**
LIABILITIES AND EQUITY			
Current liabilities:			
Accounts payable and accruals	986	951	1,086
Short-term derivative liabilities	23	252	214
Short-term provisions	28	25	22
Debt due within one year	389	1,132	958
Total current liabilities	1,426	2,360	2,280
Non-current liabilities:			
Deferred tax liability	153	167	170
Long-term derivative liabilities	258	337	367
Long-term provisions	23	13	22
Long-term debt	2,404	1,801	1,830
Total non-current liabilities	2,838	2,318	2,389
Total liabilities	4,264	4,678	4,669
Equity:			
Share capital	1,351	1,297	1,297
Reserves	23	35	(15)
Retained earnings	1,402	1,398	1,447
Total equity attributable to equity holders of the company	2,776	2,730	2,729
Minority interest	6	6	7
Total equity	2,782	2,736	2,736
Total liabilities and equity	**7,046**	**7,414**	**7,405**

FOR THE PERIOD ENDED 31 MARCH 2009 19

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

Cash flow statement

FOR THE NINE MONTHS ENDED 31 MARCH 2009

NINE MONTHS ENDED 31 MARCH YEAR ENDED 30 JUNE

(DOLLARS IN MILLIONS) 2009 UNAUDITED NZ$M 2008 UNAUDITED NZ$M 2008 AUDITED NZ$M

Cash flows from operating activities

Cash received from customers 4,228 4,109 5,583

Interest income 47 93 112

Payments to suppliers and employees (2,952) (2,848) (3,739)

Income tax paid (39) (108) (111)

Interest paid on debt (163) (148) (249)

Dividend income 80 55 89

Net cash flow from operating activities 1,201 1,153 1,685

Cash flows from investing activities

Sale of property, plant and equipment 1 1 3

Sale/(purchase) of short-term investments, net - (469) 70

Sale of customer base1 - 7 7

Purchase of subsidiary companies, net of cash acquired (5) (4) (4)

Refund on investments 2 - -

Purchase of long-term investments - - (9)

Purchase of property, plant and equipment and intangibles (945) (617) (945)

Capitalised interest paid (12) (9) (12)

Net cash flow from investing activities (959) (1,091) (890)

Cash flows from financing activities

Proceeds from long-term debt 400 - -

Capital repurchased - (1,155) (1,178)

Repayment of long-term debt and related derivatives (700) (232) (297)

Settlement of derivatives (108) 14 (53)

Proceeds from/(repayment of) short-term debt, net (64) 239 57

Dividends paid (341) (445) (565)

Net cash flow from financing activities (813) (1,579) (2,036)

Net cash flow (571) (1,517) (1,241)

Opening cash position 779 1,969 1,969

Foreign exchange movement 95 1 51

Closing cash position 303 453 779

1 The $7 million proceeds from the sale of a customer base was previously reported within cash received from customers in the nine months ended 31 March 2008, but has been restated to present it separately in cash flows from investing activities.

20 QUARTERLY REPORT

FOR THE PERIOD ENDED 31 MARCH 2009 21

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

Shareholder inquiries

Shareholders with inquiries about transactions, address changes or dividend payments should contact Telecom’s share registries.

New Zealand Registry

Computershare Investor Services Limited

Private Bag 92119

Auckland 1142

Ph: 0-9-488 8777

Fax: 0-9-488 8787

NZ Toll Free: 0800 737 100

Email: enquiry@computershare.co.nz

Website: www.computershare.com

United States Registry

Details for Depositary Receipts, Transfer Agent, and Registrar

The Bank of New York

101 Barclay Street

New York, NY 10286

United States

Ph (US): 1-888-BNY-ADRs

Ph (non-US): 1-610 382 7833

Website: www.adrbny.com

Please note that no email address or fax number is provided. Inquiries can be submitted directly via the website.

Australian Registry

Computershare Investor Services Pty Limited

GPO Box 7045, Sydney

NSW 2001,

Australia

Ph: 0-2-8234 5000

Freephone: 1 800 501 366

Fax: 0-2-8234 5050

Email: sydney.services@computershare.com.au

Website: www.computershare.com

22 QUARTERLY REPORT

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

Shareholder inquiries about Telecom’s operating and financial performance should be emailed to investor-info@telecom.co.nz or addressed to:

General Manager

Investor Relations

Telecom New Zealand

PO Box 570

Wellington, 6140

Contact phone numbers

Australia 1800 123 350

Canada 1800 280 0398

Hong Kong 800 962 867

New Zealand 0800 737 500

Singapore 800 641 1013

United Kingdom 0800 960 283

United States 1800 208 2130

Go to our investor centre at: www.investor.telecom.co.nz

FOR THE PERIOD ENDED 31 MARCH 2009 23

INTRODUCTION PERFORMANCE FINANCIALS INQUIRIES

Disclaimer

Forward-looking statements

This report includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those expressed in the statements contained in this report. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed in the 2009 third quarter media release and management commentary and in the risk factors and forward-looking statement disclaimer in Telecom’s annual report on Form 20-F for the year ended 30 June 2008 filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP financial measures

Telecom results are reported under International Financial Reporting Standards (IFRS). The non-GAAP financial measures used in this report include:

Earnings before interest, tax, depreciation and amortisation (‘EBITDA’). Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ losses and taxation expense to net earnings/(loss) from continuing operations less finance income; and

Average Revenue per User (‘ARPU’). Telecom calculates ARPU as mobile voice and data revenue for the period divided by the average number of customers for the period. This is then divided by the number of months in the period to express the result as a monthly figure.

Telecom believes that these non-GAAP financial measures provide useful information, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS.

24 QUARTERLY REPORT

Telecom

TELECOM CORPORATION OF NEW ZEALAND LIMITED

ARBN 050 611 277